TV AZTECA SHAREHOLDERS APPROVE
                          A US$140 MILLION DISTRIBUTION

      -Shareholders also Approve Increase in the Company's Repurchase Fund-


FOR IMMEDIATE RELEASE
---------------------

     Mexico City,  April 30, 2003 - TV Azteca,  S.A. de C.V.  (NYSE:  TZA;  BMV:
TVAZTCA), one of the two largest producers of Spanish language television programming in the world, announced that its Annual Ordinary Meeting of Shareholders, held today at its corporate offices in Mexico City, approved distributions to shareholders for an aggregate amount of US$140 million to be paid during 2003. A payment of US$125 million is scheduled to be made on June 30, and another of US$15 million on December 5. Funds will be available to ADR holders on July 10 and on December 15, respectively.

     Shareholders also authorized an increase of Ps.230 million in TV Azteca's repurchase fund to Ps.1,100 million, up from the prior amount of Ps.870 million.

Company Profile
---------------

     TV Azteca is one of the two largest producers of Spanish language television programming in the world, operating two national television networks in Mexico, Azteca 13 and Azteca 7, through more than 300 owned and operated stations across the country. TV Azteca affiliates include Azteca America Network, a new broadcast television network focused on the rapidly growing US Hispanic market; Unefon, a Mexican mobile telephony operator focused on the mass market; and Todito.com, an Internet portal for North American Spanish speakers.

     Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect TV Azteca are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.

                               Investor Relations:

           Bruno Rangel                                    Omar Avila
          5255 3099 9167                                 5255 3099 0041
     jrangelk@tvazteca.com.mx                        oavila@tvazteca.com.mx

                                Media Relations:

                                 Tristan Canales
                                 5255 3099 5786
                            tcanales@tvazteca.com.mx